SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549

FORM 11-K

[ ]ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ________

OR

[X]   TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from January 1, 2009 to July 1, 2009

Commission File
Number 1-5491

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ROWAN COMPANIES, INC. RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rowan Companies, Inc.
2800 Post Oak Boulevard, Suite 5450
Houston, Texas 77056-6189

REQUIRED INFORMATION

The Rowan Companies, Inc. Retirement Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).  Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for and as of the fiscal year and fiscal year-ends reflected therein, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

The Plan, Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROWAN COMPANIES, INC. RETIREMENT SAVINGS PLAN

By:	Rowan Companies, Inc. Savings and Investment Plan Administrative Committee

/s/	GARY L. MARSH	December 22, 2009
Gary L. Marsh

ROWAN COMPANIES, INC. RETIREMENT SAVINGS PLAN

Note: Schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Rowan Companies, Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Rowan Companies, Inc. Retirement Savings Plan (the “Plan”) as of July 1, 2009 and December 31, 2008, and the related statements of changes in net assets available for benefits for the period from January 1, 2009 to July 1, 2009 and for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of July 1, 2009 and December 31, 2008 and the changes in net assets available for benefits for the period from January 1, 2009 to July 1, 2009 and for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/ MCCONNELL & JONES LLP
McConnell & Jones LLP

Houston, Texas
December 17, 2009

Rowan Companies, Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

July 1, 2009 and December 31, 2008

	July 1, 2009	December 31, 2008
Assets
Investment, at fair value:
Plan interest in Master Trust 1	$-	$328,205

Receivables
Employer contributions	-	56,212
Participant contributions	-	59,202
	-	115,414

Net Assets Available for Benefits at Fair Value	-	443,619

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	569

Net Assets Available for Benefits	$-	$444,188

1 Represents 5% or more of net assets available for benefits.

Rowan Companies, Inc. Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

Period Ended July 1, 2009 and Year Ended December 31, 2008

	Period Ended July 1, 2009	Year Ended December 31, 2008
Investment Income (Loss)
Plan interest in net income (loss) of Master Trust	$118,762	$(61,414)

Contributions
Employer	333,305	230,522
Participant	353,712	240,178
Rollovers	13,836	47,666
Total contributions	700,853	518,366
Deductions
Benefits paid directly to participants	57,700	11,591
Administrative expenses	1,561	1,173

Total deductions	59,261	12,764

Net Increase	760,354	444,188

Transfers from the plan	(1,204,542)	-

Net Assets Available for Benefits, Beginning of Period	444,188	-

Net Assets Available for Benefits, End of Period	$-	$444,188

Rowan Companies, Inc. Retirement Savings Plan

Notes to Financial Statements

July 1, 2009 and December 31, 2008

1. PLAN DESCRIPTION

The following brief description of the Rowan Companies, Inc. Retirement Savings Plan (the “Plan”) is provided for general informational purposes only.  Participants should refer to the Plan agreement for more complete information.

General – The Plan is a defined contribution, individual account 401(k) plan covering certain drilling division employees of Rowan Companies, Inc. and its subsidiaries (“Rowan”). The Plan document was adopted effective January 1, 2008.

The Plan was merged into another defined contribution, individual account 401(k) plan administered by Rowan effective July 1, 2009.

Participation – Employees hired on or after January 1, 2008 were eligible to enter the Plan on the first day of the next month following completion of two months of service.  Employees hired before January 1, 2008 were not eligible to enter the Plan, but were eligible to enter a separate defined contribution, individual account 401(k) plan administered by Rowan.

Funding – Plan participants could make contributions to the Plan of up to 100% of their regular compensation on a before-tax basis subject to certain limitations. Eligible employees were subject to automatic enrollment whereby Rowan automatically deducted 3% from their pay on a pre-tax basis following a 30 day notice period. The deferral rate was increased by 1% each year until reaching a maximum of 6% of compensation. Employees could elect to stop or change this automatic contribution.  Rowan made Qualified Automatic Safe Harbor Matching Contributions to all participants in an amount equal to 100% of the first 6% of the participant’s contribution.  Participants who attained the age of 50 before the end of the calendar year could make additional before-tax contributions to the Plan.

Investment Options – The assets of the Plan are held in the Master Trust for Rowan Companies and Affiliates Defined Contribution Plans (the “Master Trust”) and managed by Fidelity Management Trust Company, the Trustee of the Plan (the “Trustee”).  Plan participants direct the investment of their accounts among the Plan’s investment options and may, at their sole discretion, transfer amounts between such options, including the Rowan Companies Unitized Stock Fund (the “Fund”), at any time.

Expenses – Participants’ accounts are charged with investment advisory and other fees by the Trustee through charges by the underlying funds.  Other expenses of administering the Plan and Master Trust are borne by the Plan or by Rowan, at its discretion.

Vesting Provisions – Participants are 100% vested at all times in their own contributions, plus any earnings accrued thereon. Qualified Automatic Safe Harbor Matching Contributions and earnings thereon are fully vested after two years of service.

Distributions – Participants can obtain lump-sum or installment distributions of vested balances upon termination of employment, retirement, disability or death. Participants may be permitted to withdraw their before-tax account upon attainment of age 59 ½ or hardship in accordance with the terms of the Plan.

Rowan Companies, Inc. Retirement Savings Plan

Notes to Financial Statements

July 1, 2009 and December 31, 2008

Forfeitures – Upon termination of employment, participants’ nonvested balances are forfeited.  Such forfeitures can be applied to reduce employer contributions.  At June 30, 2009 and December 31, 2008, Plan assets included approximately $44,000 and $3,500, respectively, of nonvested forfeited accounts.

Party-in-Interest Transactions – The investment by the Trustee of Plan contributions into mutual funds managed by an affiliate of the Trustee are party-in-interest transactions, and the related management fees are deducted from investment earnings.  Rowan is also a party-in-interest.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition – Investments held in the Master Trust are stated at fair value, except as noted in the following paragraph, in accordance with Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157) (See Note 6). Purchases and sales of securities are recorded on a trade-date-basis.

The FASB issued FSP AAG INV-1 and SOP 94-4-1 Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP) which requires benefit-responsive investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The FSP, requires the Statement of Net Assets Available for Benefits to present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value, if material (See Note 5). The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

For the purpose of allocation to participants, the Fund is valued by the Plan at its unit price (comprised of market price plus uninvested cash position) on the date of allocation and current unit price is used at the time of distribution to participants resulting in a realized gain or loss reflected in the income from the Plan’s investment in the Master Trust.

Net appreciation (depreciation) of investments is comprised of realized and unrealized gains and losses. Realized gains or losses represent the difference between proceeds received upon sale and the average cost of the investment. Unrealized gain or loss is the difference between market value and cost of investments retained in the Plan (at financial statement date).

Investment income from the Plan’s investment in the Master Trust consists of the Plan’s proportionate share of the Master Trust’s interest and dividend income and net appreciation (depreciation) in fair value of investments. The Trustee records dividend income as of the ex-dividend date and accrues interest income as earned.

Rowan Companies, Inc. Retirement Savings Plan

Notes to Financial Statements

July 1, 2009 and December 31, 2008

Payment of Benefits – Benefits are recorded when paid.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3. RISKS AND UNCERTAINTIES

Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

4. INVESTMENT IN MASTER TRUST

The Master Trust for Rowan Companies and Affiliates Defined Contribution Plans commingles, for investment and administrative purposes, Plan assets with those of another plan sponsored by a Rowan subsidiary.  The Trustee maintains supporting records for the purpose of allocating investment gains or losses to the participating plans.  Plan interest in the net assets of the Master Trust is based on the assets held by each plan in the Master Trust on an actual basis.  Net investment gains or losses for each day are allocated by the Trustee to each participating plan based on the plans’ relative interest in the investment units of the Master Trust.  At June 30, 2009 (the most current valuation date immediately preceding the plan merger) and December 31, 2008, the Master Trust held the following investments:

	June 30, 2009		December 31, 2008
	Amount	%	Amount	%
Interest bearing cash	$19,646,967	17%	$18,591,044	18%
Employer securities	18,798,626	16%	14,827,768	15%
Stable value fund	11,536,460	10%	11,315,316	11%
Registered investment companies	68,355,156	57%	57,633,523	56%

Total investments at fair value	$118,337,209	100%	$102,367,651	100%

Rowan Companies, Inc. Retirement Savings Plan

Notes to Financial Statements

July 1, 2009 and December 31, 2008

Investment income (loss) for the Master Trust for the period from January 1, 2009 to June 30, 2009 and for the year ended December 31, 2008 was as follows:

	June 30, 2009	December 31, 2008
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$9,088,480	$(44,572,656)
Interest and dividends	48,186	731,243
Net investment income (loss)	9,136,666	(43,841,413)

Expenses	(29,766)	(92,521)

Net income (loss)	$9,106,900	$(43,933,934)

The Plan’s interest in the Master Trust’s total investment units was approximately 1.02% and 0.03% at June 30, 2009 and December 31, 2008, respectively, with the balance attributed to the other Rowan-sponsored plans.  Effective July 1, 2009, all assets of the Plan were merged into another defined contribution, individual account 401(k) plan administered by Rowan.

The Master Trust invests a significant portion of its assets in employer securities which approximates 16% and 15% of the Master Trust’s net assets available for benefits as of June 30, 2009 and December 31, 2008, respectively.  As a result of this concentration, any significant fluctuation in the market value of this stock could affect individual participant accounts and the net assets of the Plan.

5. FULLY BENEFIT- RESPONSIVE INVESTMENT CONTRACTS

The Plan has an interest in a Stable Value Fund that has investments in fixed income securities and bond funds and may include derivative instruments, such as futures contracts and swap agreements. The stable value fund also enters into a “wrapper” contract issued by a third-party.

As described in Note 2, because these contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to these contracts. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The average yield earned by the contract for the period from January 1, 2009 to June 30, 2009 and for the year ended December 31, 2008 was 3.20% and 3.57%, respectively. The average yield earned to reflect the actual interest rate credited to participants for the period from January 1, 2009 to June 30, 2009 and for the year ended December 31, 2008 was 1.99% and 3.04%, respectively.

Rowan Companies, Inc. Retirement Savings Plan

Notes to Financial Statements

July 1, 2009 and December 31, 2008

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

6. FAIR VALUE MEASUREMENTS

FASB Statement No. 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

 Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.

Common stocks:  Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds:  Valued at the net asset value (‘NAV”) of shares held by the plan at year end.

Stable value fund: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (See Note 5).

Rowan Companies, Inc. Retirement Savings Plan

Notes to Financial Statements

July 1, 2009 and December 31, 2008

Employer securities (Rowan Companies Unitized Stock Fund): The value of a unit in the Fund is based on the NAV, which is the closing price of the underlying common stock in the principal active market on which the securities are traded and the uninvested cash position held by the fund, divided by the number of units outstanding.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of June 30, 2009:

	Assets at Fair Value as of June 30, 2009
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$19,646,967	$-	$-	$19,646,967
Employer securities	18,798,626	-	-	18,798,626
Stable value fund	-	11,536,460	-	11,536,460
Registered investment companies	68,355,156	-	-	68,355,156

	$106,800,749	$11,536,460	$-	$118,337,209

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$18,591,044	$-	$-	$18,591,044
Employer securities	14,827,768	-	-	14,827,768
Stable value fund	-	11,315,316	-	11,315,316
Registered investment companies	57,633,523	-	-	57,633,523

	$91,052,335	$11,315,316	$-	$102,367,651

Rowan Companies, Inc. Retirement Savings Plan

Notes to Financial Statements

July 1, 2009 and December 31, 2008

7. TAX STATUS OF THE PLAN

The Plan’s trustee received a favorable opinion letter dated October 9, 2003, from the Internal Revenue
Service informing the trustee that their prototype non-standardized profit sharing plan is qualified under provisions of Section 401(a) of the Internal Revenue Code. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8. TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments are funds managed by the Plan’s trustee and therefore qualify as party-in-interest transactions.  Other party-in-interest investments held by the Plan include Rowan common stock, which totaled $18,558 at December 31, 2008.

Fees paid during the year for legal, accounting, and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	July 1, 2009	December 31, 2008
Net Assets Available for Benefits per the
financial statements	$-	$444,188
Adjustment from contract value to fair value for
fully benefit-responsive contracts	-	(569)

Net Assets Available for Benefits per Form 5500	$-	$443,619

Rowan Companies, Inc. Retirement Savings Plan

Notes to Financial Statements

July 1, 2009 and December 31, 2008

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to Form 5500 for the period from January 1, 2009 to July 1, 2009:

Increase in Net Assets Available for Benefits per the
financial statements	$760,354
Reversal of adjustment from contract value to fair value for
fully benefit-responsive contracts	569
Increase in Net Assets Available for Benefits per
Form 5500	$760,923

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2008:

Increase in Net Assets Available for Benefits per the
financial statements	$444,188
Adjustment from contract value to fair value for
fully benefit-responsive contracts	(569)
Increase in Net Assets Available for Benefits per
Form 5500	$443,619

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-25041 of Rowan Companies, Inc. on Form S-8 of our report dated December 17, 2009 appearing in this Transition Report on Form 11-K of the Rowan Companies, Inc. Retirement Savings Plan as of July 1, 2009 and December 31, 2008 and for the period from January 1, 2009 to July 1, 2009 and the year ended December 31, 2008.

/s/ MCCONNELL & JONES LLP
McConnell & Jones LLP

Houston, Texas
December 22, 2009